Exhibit (a)(viii)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM CANADA, AUSTRALIA, JAPAN, THE EUROPEAN ECONOMIC AREA OR THE UNITED KINGDOM OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

Definitive Notice of the Interim Result

of the public exchange and cash offer by

Cardiac Monitoring Holding Company, LLC, Malvern, Pennsylvania, United States of America (Domicile: Wilmington, Delaware, United States of America)

for all publicly held registered shares with a nominal value of Swiss Francs (“CHF”) 1.30 each of

LifeWatch AG, Zug, Switzerland

On April 24, 2017, Cardiac Monitoring Holding Company LLC (the “Offeror”), a wholly-owned subsidiary of BioTelemetry, Inc. (“BioTelemetry”), published the offer prospectus (the “Offer Prospectus”) for the public exchange and cash offer in accordance with art. 125 et seq. of the Financial Market Infrastructure Act (the “Offer”) for all publicly held registered shares of LifeWatch AG, Zug, Switzerland (“LifeWatch”) with a nominal value of CHF 1.30 each (each, a “LifeWatch Share”). Subsequently, the Offeror published three amendments to the Offer Prospectus, dated May 9, May 22, and May 23, 2017, respectively. With the amendment of May 23, 2017 the Offeror increased the offer consideration which amounts to (a) 0.1617 shares of BioTelemetry Common Stock along with CHF 10.00 in cash (the “Main Offer Consideration”), or, at the choice of each LifeWatch shareholder, (b) 0.2350 shares of BioTelemetry Common Stock along with CHF 8.00 in cash (the “Alternative Offer Consideration”, and together with the Main Offer Consideration, the “Offer Consideration”) per each LifeWatch Share, less the gross amount of any dilutive effects in respect to the LifeWatch Shares or BioTelemetry Common Stock prior to the Settlement (as further described in the Offer Prospectus).

The terms not defined herein have the meaning assigned to such terms in the Offer Prospectus.

Interim Result

Including LifeWatch Shares tendered into the Offer, the Offeror and LifeWatch, a person acting in concert with the Offeror, hold (subject to the Settlement), as of the end of the main offer period on June 8, 2017, 4:00 p.m. CEST (the “Main Offer Period”), 15,438,624 LifeWatch Shares, corresponding to 83.55% of the voting rights and the share capital of LifeWatch (participation rate), consisting of the following:

•                                a total of 15,425,499 LifeWatch Shares that were tendered into the Offer until the expiration of the Main Offer Period, corresponding to 83.48% of all LifeWatch Shares issued as of June 8, 2017 respectively 83.29% of the maximum 18,519,439 LifeWatch Shares to which the Offer extends (success rate); and

•                                13,125 LifeWatch Shares that the Offeror and LifeWatch, a person acting in concert with the Offeror, hold at the end of the Main Offer Period.

The following overview summarizes the interim result:

	Number of LifeWatch Shares	Share capital/ Voting rights (participation rate)	Success rate
LifeWatch Shares tendered into the Offer	15,425,499	83.48%	83.29%
LifeWatch Shares that the Offeror and LifeWatch, a person acting in concert with the Offeror, hold at the end of the Main Offer Period	13,125	0.07%
Interim Result	15,438,624	83.55%

Satisfaction of the Conditions

At the end of the Main Offer Period, the conditions (a), (b), (f) and (j) according to Section B.9.1 (“Offer Conditions”) of the Offer Prospectus are satisfied. The conditions (c), (d), (e), (g), (h) and (i) according to Section B.9.1 (“Offer Conditions”) of the Offer Prospectus remain in effect, as set forth in Section B.9.3 (“Period for which the Offer Conditions are in Force and Effect”) of the Offer Prospectus.

Subject to the satisfaction of the conditions (c), (d), (e), (g), (h) and (i) according to Section B.9.1 (“Offer Conditions”) of the Offer Prospectus, the Offeror declares the Offer successful.

Additional Acceptance Period and Settlement

In accordance with Section B.8 (“Additional Acceptance Period”) of the Offer Prospectus and the Amendment No. 3 to the Offer Prospectus dated May 23, 2017, the additional acceptance period of ten (10) trading days for the subsequent acceptance of the Offer will commence on June 15, 2017 and expire on June 28, 2017, 4:00 p.m. CEST (the “Additional Acceptance Period”).

It is expected that the Settlement, subject to the satisfaction of all conditions to the Offer, will occur on July 12, 2017.

Squeeze-out and Delisting

As further described in Section E.3 (“Intentions of the Offeror with respect to LifeWatch”) of the Offer Prospectus, the Offeror reserves the right to have LifeWatch apply with SIX Swiss Exchange for the delisting of the LifeWatch Shares, and to request the cancellation of the non-tendered LifeWatch Shares or to compensate shareholders of non-tendered LifeWatch Shares in the context of a squeeze-out merger, if the statutory requirements are met.

Acceptance of the Offer

Shareholders who intend to accept the Offer during the Additional Acceptance Period are invited to proceed according to the instructions of their depositary bank.

Offer Restrictions

The Offer is subject to Offer restrictions as set forth in the Offer Prospectus. The Offer Prospectus may be obtained free of charge in German, French and English, from Credit Suisse AG, Zurich (email: equity.prospectus@credit-suisse.com). The Offer Prospectus and other information concerning the Offer are also available at https://www.gobio.com/.

	Securities No.	ISIN	Ticker Symbol
LifeWatch Shares (not tendered) (ordinary trading line)	1 281 545	CH 001 281545 9	LIFE
LifeWatch Shares tendered for Main Offer Consideration			—
• Subject to Israeli withholding tax (fourth line, not tradeable)	36 437 082	CH 036 437082 2	—
• Not subject to Israeli withholding tax (fifth line, not tradeable)	36 437 083	CH 036 437083 0	—
LifeWatch Shares tendered for Alternative Offer Consideration			—
• Subject to Israeli withholding tax (sixth line, not tradeable)	36 437 084	CH 036 437084 8	—
• Not subject to Israeli withholding tax (seventh line, not tradeable)	36 437 081	CH 036 437081 4	—
Shares of BioTelemetry Common Stock	22 042 825	US 090 672 106 5	BEAT

June 14, 2017

Financial Advisor	Financial Advisor and Offer Manager

RAYMOND JAMES	CREDIT SUISSE